# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
Coinseed, Inc.

***Legal status of issuer***

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> November 22, 2017

***Physical address of issuer***
1460 Broadway, New York, NY 10036

***Website of issuer***
www.coinseed.co

***Address of counsel to the issuer for copies of notices***
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036

Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

**Name of intermediary through which the Offering will be conducted**
MicroVenture Marketplace, Inc.

**CIK number of intermediary**
0001478147

**SEC file number of intermediary**
008-68458

**CRD number, if applicable, of intermediary**
152513

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering**
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer or other form of compensation, to the intermediary at the conclusion of the offering.

**Type of security offered**
Crowd Note

**Target number of Securities to be offered**
25,000

**Price (or method for determining price)**
$1.00

**Target offering amount**
$25,000.00

**Oversubscriptions accepted:**

☑ Yes

☐ No

**Oversubscriptions will be allocated:**

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

**Maximum offering amount (if different from target offering amount)**
$107,000.00

**Deadline to reach the target offering amount**
February 28, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.**

*Current number of employees*: 2

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|:---:|:---:|:---:|
| **Total Assets** | $711,421.00 | N/A |
| **Cash & Cash Equivalents** | $711,421.00 | N/A |
| **Accounts Receivable** | $0.00 | N/A |
| **Short-term Debt** | $0.00 | N/A |
| **Long-term Debt** | $0.00 | N/A |
| **Revenues/Sales** | $8,056.00 | N/A |
| **Cost of Goods Sold** | $2,731.00 | N/A |
| **Taxes Paid** | $0.00 | N/A |
| **Net Income** | -$2,125.00 | N/A |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**December 3, 2018**

**FORM C**

**Up to $107,000.00**

**Coinseed, Inc.**



**Crowd Notes**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Coinseed, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 (the "Minimum Amount") and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary").
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

|  | Price to Purchasers | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $0.00 | $100.00 |
| **Aggregate Minimum Offering Amount** | $25,000.00 | $0.00 | $25,000.00 |
| **Aggregate Maximum Offering Amount** | $107,000.00 | $0.00 | $107,000.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.coinseed.co no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is December 3, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements* *by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**O**NGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.coinseed.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Coinseed, Inc. (the "Company") is a Delaware Corporation, formed on November 22, 2017.

The Company is located at 1460 Broadway, New York, NY 10036.

The Company's website is www.coinseed.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the attached exhibits.

**The Business**

Our Company provides a mobile app to let people invest their spare change in cryptocurrency portfolios. Our users can link their bank accounts and debit or credit cards to invest in cryptocurrency portfolios of their choosing. We earn money through a $1 monthly fee per user, 1% deposit fee, and the buy/sell price spread on all user trades.

**Exhibits**

This Form C is supplemented by the Company's financial statements attached as <u>Exhibit A</u>, the Company Summary attached as <u>Exhibit B</u>, the Subscription Agreement attached as <u>Exhibit C</u>, the form of Crowd Note attached as <u>Exhibit D</u>, the Company Pitch Deck attached as <u>Exhibit E</u>, and the Video Transcription attached as <u>Exhibit F</u>.

**Exhibit B** to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | $25,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)** | $25,000 Principal Amount |
| **Maximum amount of Crowd Notes** | $107,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | $107,000 Principal Amount |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | February 28, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 24 hereof. |
| **Voting Rights** | See the description of the voting rights on page 33 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We were incorporated under the laws of Delaware on November 22, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates minimal sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***The development and commercialization of our products/services is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize our products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We may plan to implement new lines of business or offer new products and services within existing lines of business.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Delgerdalai Davaasambuu and Sukhbat Lkhagvadorj who are the CEO and CFO, respectively, of the Company. The Company has or intends to enter into employment agreements with Delgerdalai Davaasambuu and Sukhbat Lkhagvadorj, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Delgerdalai Davaasambuu and Sukhbat Lkhagvadorj or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Delgerdalai Davaasambuu (CEO) and Sukhbat Lkhagvadorj (CFO) in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Delgerdalai Davaasambuu and Sukhbat Lkhagvadorj die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We have not prepared any audited financial statements.***

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins and cryptocurrencies are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.***

The tax rules applicable to the Securities and the underlying Bitcoins and cryptocurrencies held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

***Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins and other cryptocurrencies or the operation of the Bitcoin and other decentralized networks in a manner that adversely affects an investment in the Securities.***

Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

***Bitcoin and other cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.***

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

***The Company may be deemed a "money transmitter."***
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

***Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.***
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

**If our CSD tokens are deemed securities by the SEC, we could be subject to regulatory actions or civil law suits that could negatively impact our business.**
We sold 10 million of our CSD tokens in our initial token offering to non-U.S. persons outside of the United States. If these CSD tokens are deemed by the SEC to be securities and the offering and sale of the CSD tokens to have been conducted in violation of US securities laws and regulations, we could be subject to regulatory actions by the SEC or other regulatory bodies as well as civil law suits, and such an outcome could have a material adverse effect on our business and financial prospects.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.***

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

***Negative public opinion could damage our reputation and adversely affect our business.***

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

***Our business and operating results may be impacted by adverse economic conditions.***

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

**Risks Related to the Securities**

***Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A majority of the Company is owned by a small number of owners.***
Prior to the Offering, the Company's current owners of 20% or more beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power

to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

Our Company provides a mobile app to let people invest their spare change in cryptocurrency portfolios. Our users can link their bank accounts and debit or credit cards to invest in cryptocurrency portfolios of their choosing. We earn money through a $1 monthly fee per user, 1% deposit fee and the buy/sell price spread on all user trades.

### Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy seeks to leverage its ability to design and develop its own source code, application software, and services to provide its customers products and solutions with innovative design, ease-of-use, and seamless integration. We believe our users benefit from the Company's mobile app in multiple ways. Specifically, users can make small deposits and invest in cryptocurrency portfolios on the platform. Our users also enjoy a simulated trading environment, can receive cash back in cryptocurrency on purchases from select retailers, participate in our weekly trading contests, and connect with other users on the platform.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Coinseed mobile app on iOS and Android | Coinseed app lets people invest their spare change in cryptocurrency portfolios. Our users can link their bank accounts and debit or credit cards to invest in cryptocurrency portfolios of their choosing. | Available in the U.S except the State of New York |

We have no new products in development that will be completed during the Offering.

Coinseed offers its service primarily through its iOS and Android apps. The Company allows users to connect their debit or credit cards and invest their spare change into a diversified portfolio of

cryptocurrencies. Users are able to create their own unique portfolio of cryptocurrencies. Currently, Coinseed offers 13 cryptocurrencies: Bitcoin, Bitcoin Cash, Ethereum, Ripple, Litecoin, Cardano, Dash, Monero, ZCash, Ethereum Classic, NEO, DogeCoin, and Digibyte. Users can choose to invest in a portfolio of various cryptocurrencies or invest in just one.

Coinseed offers a social network through the app where users can see real-time investment activities and follow friends. Users may also practice their trading skills without risking real money with Coinseed's simulation platform. The Company offers weekly trading tournaments and users and win real money.

The current deposit limit is $50 per day, $1,000 per (rolling) month, and $5,000 per (rolling) year for all deposits combined. Users can withdraw their funds at any time. The maximum daily withdrawal amount is $1,000. For security reasons, Coinseed does not allow users to withdraw actual cryptocurrencies. All cryptocurrencies will be sold and withdrawals are made in USD.

**Competition**

The Company's primary competitors are Cred, Crumbs, Bundil, Circle Invest.

The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include team expertise, product features, product quality and reliability, design innovation, and customer service and support.

**Customer Base**

The Company's customers are primarily people who are interested in cryptocurrency.

**Governmental/Regulatory Approval and Compliance**

Changes in laws, regulations and related interpretations for cryptocurrencies and blockchain projects, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 1460 Broadway, New York, NY 10036

The Company conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**Exhibit B** to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Third-Party Professional Fees | 20.00% | $5,000 | 4.67% | $5,000 |
| General Marketing | 60.00% | $15,000 | 84.12% | $90,000 |
| General Working Capital | 20.00% | $5,0000 | 11.21% | $12,000 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$107,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees, whether direct or indirect, in connection with this Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. As the market and regulatory environments are rapidly changing and developing, the Company will determine if it is necessary to change the use of proceeds based on market and regulatory conditions.

## DIRECTORS, OFFICERS AND EMPLOYEES

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Delgerdalai Davaasambuu

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO, November 2017 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

CEO, Coinseed, November 2017 to Present: Oversees all operations at Coinseed
CEO, Tryclub, September 2015 to November 2017: Oversaw all operations at Tryclub

***Name***

Sukhbat Lkhagvadorj

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CFO, November 2017 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

- CFO, Coinseed, November 2017 to Present: Oversees Coinseed's finance and operations
- Analytics Consultant, DAS42, March 2017 to Present: Consulted companies on big data analytics
- Analyst, NERA Economic Consulting, July 2015 to March 2017: Prepared financial analyses for various companies

## Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Delgerdalai Davaasambuu

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO, November 2017 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

CEO, Coinseed, November 2017 to Present: Oversees all operations at Coinseed
CEO, Tryclub, September 2015 to November 2017: Oversaw all operations at Tryclub

*Name*

Sukhbat Lkhagvadorj

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CFO, November 2017 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

- CFO, Coinseed, November 2017 to Present: Oversees Coinseed's finance and operations
- Analytics Consultant, DAS42, March 2017 to Present: Consulted companies on big data analytics
- Analyst, NERA Economic Consulting, July 2015 to March 2017: Prepared financial analyses for various companies

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

Other than the Company's two principal officers Delgerdalai Davaasambuu and Sukhbat Lkhagvadorj, who currently do not have employment agreements with us, the Company does not have any employees. Mr. Davaasambuu devotes all of his work time to operating the Company while Mr. Lkhagvadorj dedicates approximately 20 hours per week working for the Company.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| Amount outstanding | 8,000,000 shares |
| Voting Rights | 1 vote per share of common stock |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | None |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 100% |

The Company currently does not have any debt outstanding.

### Ownership

All of the outstanding shares of capital stock of the Company is owned by a few people. Those people are the two co-founders, Sukhbat Lkhagvadorj and Delgerdalai Davaasambuu.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Delgerdalai Davaasambuu | 80.0% |
| Sukhbat Lkhagvadorj | 20.0% |

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

### FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return\* Information**

| Total Income | Taxable Income | Total Tax |
|:---:|:---:|:---:|
| $8,056.00 | -$2,125.00 | $0.00 |

_____

\*The information provided above reflects one month of operation in fiscal year 2017 and has not been provided to the IRS. The Company will include this information in its tax return for fiscal year 2018.

**Operations**

We seek to generate our revenue from three different source: 1) $1 monthly fee, 2) 1% deposit fee, and 3) buy/sell price spread on all cryptocurrency trades on the Coinseed platform. For the year ended December 31, 2017, we recorded revenue of $8,056, and a net loss of $2,125. Although the net income from operations was $4,875, we incurred $7,000 of expense for the advertising of our CSD token pre-sale that was concluded in January 2018 which made our net income negative for the year of 2017.

The Company expects to achieve profitability in the next 12 months by increasing its user base and the total trade volume on the Coinseed platform. However, the Company is also in a growth stage which requires significant expenditure on user acquisition marketing; this could postpone the Company's profitability beyond the next 12-month period.

**Liquidity and Capital Resources**

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically user base growth in the next 12 months. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

As more fully discussed in "Other Information" below, the Company conducted sales of its CSD tokens to non-U.S. persons between December 2017 and May 2018. Due to the substantial expenses related to that offering, net proceeds from the offering were minimal.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 28, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following field below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents in conjunction with the following summary information.

**Authorized Capitalization**

See 'CAPITALIZATION AND OWNERSHIP' above.

**Not Currently Equity Interests**
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Valuation Cap**
$5,000,000.00

**Conversion of the Crowd Note.**

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Shares**" shall mean, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

**"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

**"Major Investor"** shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

**"Outstanding Principal"** shall mean the purchase price. No interest shall accrue on the purchase price under the Crowd Notes.

**"Corporate Transaction"** shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
   iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

**"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

**Termination**
The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Voting and Control**

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred Stock shareholders shall have the right to vote on the same basis as Common Stock shareholders.

The Company does not have any other voting agreements in place.

The Company does have a shareholder agreement in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares of capital stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY**

TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions with the Company, its operations or its security holders.

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

### CSD Initial Coin Offering

Coinseed issued CSD tokens in an in initial token offering to raise funding from its non-U.S. supporters. The pre-sale of the CSD token was held from December 20, 2017 through January 10, 2018. The main sale of the CSD token was held from March 20, 2018 through May 20, 2018. Coinseed received Ethereum, Bitcoin, and Litecoin in exchange for CSD tokens. Coinseed raised a total of 233 Ethereum, 0.6 BTC and 15.8 LTC during its initial token offering. The total proceeds from the Company's initial token offering were $141,410. Net proceeds after advertising and contractor expenses totaled $4,265.

In its initial token offering, the Company sold 10,000,000 CSD tokens. The Company has agreed to pay the CSD token holders, beginning May 1, 2018, on a pro rata basis, 50% of the revenue generated from monthly portfolio conversion fees. From May 2018 through October 2018, the Company generated approximately $32,300 from portfolio conversion fees.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sukhbat Lkhagvadorj
(Signature)

Sukhbat Lkhagvadorj
(Name)

CFO
(Title)

December 3, 2018
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sukhbat Lkhagvadorj
(Signature)

Sukhbat Lkhagvadorj
(Name)

CFO
(Title)

December 3, 2018
(Date)

I, Sukhbat Lkhagvadorj, being the founder of Coinseed, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017, and the related noted to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2017, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sukhbat Lkhagvadorj
(Signature)

Sukhbat Lkhagvadorj
(Name)

CFO
(Title)

December 3, 2018
(Date)

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | Company Summary |
| Exhibit C | Subscription Agreement |
| Exhibit D | Crowd Note |
| Exhibit E | Pitch Deck |
| Exhibit F | Video Transcript |

**EXHIBIT A**
**Financial Statements**

## Coinseed, Inc.
## Unaudited Income Statement
## December 31, 2017

|  |  | 2017 |
|---|---|---|
| **Operating Income** | | |
| Revenue | $ | 8,056 |
| Cost of Sales | $ | 2,731 |
| **Gross Profit** | $ | 5,325 |
| | | |
| **Operating Expenses** | | |
| Facility Rental | $ | 450 |
| **Total Operating Expense** [1] | $ | 450 |
| | | |
| **Net Income from Operations** | $ | 4,875 |
| | | |
| **Other Income (Expense)** | | |
| CSD Token Sale Expense [2] | $ | (7,000) |
| | | |
| **Net Income Before Provision for Income Tax** | $ | (2,125) |
| | | |
| **Provision for Income Taxes** | $ | - |
| | | |
| **Net Income** | $ | (2,125) |

Footnotes:

[1] The two current co-founders do not get compensation as the company is bootstrapping.

[2] Coinseed issued CSD tokens to raise funding from its non-US supporters. The pre-sale of the token was held from December 20, 2017 through January 10, 2018.
The token sale expenses were mostly comprised of advertising cost.

## Coinseed, Inc.
## Unaudited Balance Sheet
## December 31, 2017

|  | | 2017 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,102 |
| Cryptocurrencies | $ | 710,319 |
| TOTAL CURRENT ASSETS | $ | 711,421 |
|  | | |
| **LIABILITIES** | | |
| User assets | $ | 673,466 |
| Accrued Expenses | | $ - |
| Taxes Payable | | $ - |
| TOTAL CURRENT LIABILITIES | $ | 673,466 |
|  | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (8,000,000 shares issued at $0.0000001) | $ | 80 |
| Paid-in Capital in Excess of Par Value | $ | 40,000 |
| Retained Earnings (Deficit) | $ | (2,125) |
| TOTAL SHAREHOLDERS' EQUITY | $ | 37,955 |
|  | | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 711,421 |

# Coinseed, Inc.
## Unaudited Statement of Cash Flows
## December 31, 2017

|  |  | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Income (Loss) For The Period | $ | 4,875 |
| **Net Cash Flows From Operating Activities** | $ | 4,875 |
|  |  |  |
| **Cash Flows From Investing Activities** |  |  |
| Purchase of Cryptocurrenices [1] | $ | (36,773) |
| Advertising for the Sale of CSD Tokens [2] | $ | (7,000) |
| **Net Cash Flows From Financing Activities** | $ | (43,773) |
|  |  |  |
| **Cash at Beginning of Period** | $ | 40,000 |
| **Net Increase (Decrease) In Cash** | $ | (38,898) |
| **Cash at End of Period** | $ | 1,102 |

Footnotes:

[1] Coinseed converted some of its initial working capital into Bitcoin.

[2] Coinseed's expense on advertising of its CSD token pre-sale.

Coinseed issued CSD tokens to raise funding from its non-US supporters. The pre-sale of the token was held from December 20, 2017 through January 10, 2018. Coinseed received Ethereum in exchange for CSD tokens.

**EXHIBIT B**
**Company Summary**



**Company:** Coinseed

**Market:** Financial Services / Cryptocurrencies

**Product:** Micro-investment platform that allows users to invest in select cryptocurrencies

## Company Highlights

- Cumulative trade volume reached $6.6 million in October 2018
- Over 4,100 monthly active users
- $1.7 million user deposits since inception
- The company generated over $127,000 in its first 11 months

COMPANY SUMMARY

## Opportunity

In 2017 alone, the total number of cryptocurrencies increased from 617 to 1,335.[i] So far in 2018 the number of cryptocurrencies has continued to rise with an average of 93 Initial Coin Offerings (ICOs) per month.[ii] Between January 2017 and September 2018, the market capitalization of cryptocurrencies grew more than 1,000%, from $18 billion to over $200 billion, while the daily volume of cryptocurrency exchanges reached more than $13.6 billion.[iii] As of the end of November 2018, the market capitalization of cryptocurrencies is roughly $134 billion.[iv] With thousands of tradable options on the market, cryptocurrency investing can be a complicated process for the average investor. Knowing where and how to invest can be a complicated process that involves digital wallets, exchanges, passphrases, and other security requirements.

Founded in 2017, Coinseed has developed an easy-to-use mobile app for secure micro-investments in cryptocurrencies or simulated trading. The mobile app is available on Android and iOS devices and aims to make it easy, automated, and fun to invest small amounts in individual cryptocurrencies or a portfolio of select tokens.

## Product

Coinseed allows users to connect their debit or credit cards and invest spare change into a portfolio of select cryptocurrencies. Currently, users are able to create their own unique portfolio with 13 cryptocurrencies: Bitcoin, Bitcoin Cash, Ethereum, Ripple, Litecoin, Cardano, Dash, Monero, ZCash, Ethereum Classic, NEO, DogeCoin, and Digibyte. Users can choose to allocate across multiple tokens or invest in just one.





*How to invest*



### *Round-Ups*

Round up daily card charges on to the nearest dollar. Once the total amount reaches $5, the app will withdraw the amount and invest it according to the user's portfolio.



### *Recurring Investments*

Set up a daily automatic investment of $0.50 and $5.00



### *One-Time Investments*

Invest as little as $5 one-off deposits

The current deposit limit is $50 per day, $1,000 per (rolling) month, and $5,000 per (rolling) year for all deposits combined. Coinseed also offers an automatic rebalancing. Users may withdraw their funds at any time, but the maximum daily withdrawal amount is $1,000. For security and regulatory reasons, Coinseed does not allow users to withdraw actual cryptocurrencies. All cryptocurrencies will be sold and withdrawals are made in U.S. dollars.

*Crypto Back – Cash back rewards program*

Coinseed recently launched a cash back program where users can receive cash back for purchases made at some of their favorite stores and brands. A percentage of the amount spent will be returned to the user in the form of Coinseed reward points. The reward points can be redeemed for U.S. dollars or made as investment in the user's crypto portfolio. The percentage of cash back varies between merchants. Current retailers where users can earn cash back include Amazon, eBay, Walmart, Microsoft, Walgreens, Ann Taylor, LOFT, and more. Users that have enabled auto-investing can earn more money back from the premium list of companies which includes Uber, Netflix, Starbucks, and 7-Eleven.[v]


Cryptoback
Offers
Cashbacks
Amazon
2% Cash Back
on online purchases
Walmart
1% Cash Back
on online purchases
Ebay
1% Cash Back
on online purchases
Microsoft
1.5% Cash Back
on online purchases
Shoptiques
6% Cash Back
on online purchases
Cryptoback
Offers
Cashbacks
Legendary Whitetails Me...
Hanes Men's Pullover EcoS...
Sejora Satina High Waisted...
DEARCASE Women's Lon...
Cryptoback
Cashbacks

*Social Network*

Coinseed offers a social channel through the app where users can see real-time investment activities and follow friends. Users may also post investment ideas to their friends and the Coinseed community for discussion. Users can choose to opt-out of the social network to hide their investment activities from the public.


All
Investments
Posts
News
navid h @naviid • 1h
Made a trade PLAY MODE
100.00%
1 day 1.84%
7 days -15.86%
Copy it
Sukhbat L @suki • 2h
Made a trade
100.00%
1 day 1.84%
7 days -15.86%
Copy it
Gary R @cryptog • 2h
Made a trade PLAY MODE
50.00%
50.00%
1 day 7.16%
7 days -17.50%
Copy it

*Coinseed Play*

Coinseed offers a simulation trading platform for users that would like to practice without risking real money. Users can enter weekly trading tournaments where the winner receives a cash prize.


Play Mode
Play Mode Enabled
$10104.85
$10030.00
+74.85
+0.75%
Current Round-ups
$2.98 of 5
DEPOSIT OPTIONS
My Portfolio
$ 0.00%
$3000.00
29.69%
100.00%
$7104.85
70.31%
TO USD
REBALANCE
Currency
Price
24-h
FREE Tournament
Live
Past
50000 points
Starting in: 0d 21h 47m 32s
JOIN FREE (136 traders)
25000 points
Ending in: 0d 21h 47m 32s
JOIN FREE (179 traders)
1 navid hs +15.46% +$1546.07 Following
2 NL Nikola Lucic +7.54% +$754.09 Follow
3 David Martinez +5.93% +$593.11 Follow

*Initial Coin Offering*

Coinseed issued CSD tokens to raise funding from non-U.S. investors. The pre-sale of the token was held from December 20, 2017 through January 10, 2018. The main sale of the token was held from March 20, 2018 through May 20, 2018. Coinseed received Ethereum, Bitcoin, and Litecoin in exchange for CSD tokens. Coinseed raised a total of 233 Ethereum, 0.6 BTC and 15.8 LTC during the ICO. The total proceeds from the ICO were $141,410. Net proceeds after advertising and contractor expenses totaled $4,265.

In its initial token offering, the Company sold 10,000,000 CSD tokens. The Company has agreed to pay the CSD token holders, beginning May 1, 2018, on a pro rata basis, 50% of the revenue generated from monthly portfolio conversion fees. From May 2018 through October 2018, the Company generated approximately $32,300 from portfolio conversion fees.

## Use of Proceeds and Product Roadmap

Coinseed plans to use a significant portion of the proceeds from this raise for marketing. The company plans on increasing its marketing expenditures in order to drive more users to its platform. The rest of the proceeds from this raise will be allocated to general working capital and third-party professional fees. The company also plans on hiring a CPA to assist with financials and tax compliance.



Minimum Raised ($25,000)
20.0%
20.0%
60.0%
Third-Party Professional Fees
General Marketing
General Working Capital

Maximum Raised ($107,000)
11.2%
4.7%
84.1%
Third-Party Professional Fees
General Marketing
General Working Capital

## Business Model

Coinseed currently generates revenue by collecting a $1 monthly fee from users. The company also collect a 1% deposit fee on all user contributions. The company does not charge a commission on trades within the app, but it does seek to generate additional revenue through buy and sell price spreads that exist on all trade orders. The company currently uses Bittrex and Gemini exchanges for all trades.

Coinseed is currently only available in the United States. It originally launched internationally but had to pull back due to high cost of international credit card transactions. The Company is planning to expand to international markets again if it can find cheaper processing alternatives for international users.

As of November 2018, the company had 4,100 monthly active users. Since inception and through October 2018, users' deposits have totaled $1,718,742. In Q3 2018, users deposited $533,124 in the app, up from $418,054 in Q1 2018.



Since inception, $6,670,168 worth of cryptocurrency has been traded by users in the app. In Q3 2018, the platform's cumulative trade volume reached $2,953,569, up from $460,332 in Q1 2018 and $627,968 in Q2 2018. In October 2018, the company had its largest monthly trade volume, reaching $2,408,484.



Coinseed began generating revenue in December 2017. Through October 2018, the company has generated $127,335. Year to date as of October 2018, the company has generated $119,217. 54% of the revenue is generated from the monthly fee and deposit fee while the remaining 46% is generated through trade price spreads.



As of October 2018, Coinseed has incurred $166,145 in expenses since inception. Cost of sales has accounted for 69% of the total expenses, or $114,757. Cost of sales is primarily from partnership fees to the company's third-party payment processor and another partner that provides transaction information. Advertising is the next largest expense, having accounted for 20% ($32,438) of total expenses, followed by legal expenses that have accounted for 5% ($9,000). Expenses spiked in June 2018 due to an increase in advertising expenses in order to drive more traffic to the app.



As of October 2018, Coinseed has incurred a net loss of $38,810 since inception. In Q3 2018, Coinseed incurred a net loss of $5,692, up from a net loss of $30,512 in Q2 2018.The company was profitable in September due to an increase in revenue from trade price spreads. The company saw a 71% increase in trade amounts from August to September.



Net Income
$10,000
$5,000
$-
$(5,000)
$(10,000)
$(15,000)
$(20,000)
$(25,000)
$(30,000)
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18


## INDUSTRY AND MARKET ANALYSIS

As of September 2018, the total cryptocurrency market capitalization was valued at over $200 billion, up from $18 billion in January 2017 – a 1,011% increase. Further, the daily volume of cryptocurrency exchanges reached more than $13.5 billion.[vi] As of the end of November 2018, the market capitalization of cryptocurrencies is roughly $134 billion.[vii] According to a report by Satis Group, an ICO advisory firm, the trading volume of cryptocurrencies is expected to grow by 50% through 2019 and have a compound annual growth rate (CAGR) of 9% through 2028. Satis Group also predicts an increase in trading fee growth by as much as 50% in 2018, from $2.1 billion in 2017 to over $3 billion. [viii]



Fee Comparison, 2017
Exchange Fees ($B)
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.4
$1.7
$2.1
$2.2
$2.6
Interest Rate Deriv's
Energy Deriv's
Crypto Trading
Global Equities
Retail Broker Fees
Source: Satis Research, Company Filings, FIA, CME

In the first half of 2018, global investments in fintech companies reached $57.9 billion across 875 deals, already exceeding the $38.1 billion raised in 2017. In the U.S., fintech companies received $14.2 billion in investments during the first half of 2018, including over $5 billion from venture capital firms. Quarterly venture capital investment reached a new high of over $3 billion in Q2 2018. Further, unlike the broader VC market, early stage fintech companies continued to attract capital, with five of the top ten deals in Q2 2018 going to seed- or early-stage companies.[ix]



**Global investment activity (VC, PE and M&A) in fintech companies 2012 – 30 June 2018**

Source: Pulse of Fintech 2018, Global analysis of investment in fintech, KPMG International (data provided by PitchBook) 9 July, 2018.

## COMPETITORS

**Circle:** Circle, a global crypto finance company, released Circle Invest in 2018. The Circle Invest app allows investors to create a custodial account through which they can buy and sell a variety of digital currencies with investment minimums as low as $1.00.[x] Currently, the app is available for investors in all U.S. states except for Minnesota, Hawaii, and Wyoming. [xi] As of May 2018, it supported trading in selling Bitcoin (BTC), Bitcoin Cash (BCH), Ethereum (ETH), Ethereum Classic (ETC), Litecoin (LTC), Zcash (ZEC), Monero (XMR), EOS (EOS), Stellar (XLM), OX (ZRX), Qtum (QTUM), and Basic Attention Token (BAT).[xii]

**Crumbs:** Crumbs is a micro-investing app that rounds up the spare change from everyday debit and credit purchases and invests it into a user-selected portfolio of cryptocurrencies. Users can invest based off round ups, weekly or monthly recurring investments, or one-time investments. Crumbs offers several cryptocurrencies in which to invest including Bitcoin (BTC), Bitcoin Cash (BCH), Metal (MTL), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), EOS (EOS), Litecoin (LTC), Stellar (XLM), Dash (DASH), Monero (XMR), Z Cash (ZEC), 0x (ZRX), and Basic Attention Token (BAT).[xiii] Crumbs announced that it was being acquired by Metal (MTL), a blockchain-based payments and rewards company in May 2018 for an undisclosed amount.[xiv]

**Stash:** Founded in 2015, Stash is a financial services company that offers a mobile app for micro-investing services, retirement accounts, custodial investing, and more. The Stash Invest app is geared toward first-time or inexperienced investors who want to invest in small increments. Stash charges a $1 advisory fee per month for accounts under $5,000, and a yearly advisory fee of 0.25% (.0208% per month) for accounts over $5,000.[xv] Stash does not charge a fee for buying and selling investments or transferring money in and out of accounts. As of

February 2018, the company claimed to have 1.7 million clients, five million subscribers, and was adding 40,000 new clients each week. In February 2018, the company raised a $37.5 million Series D funding round led by Union Square Ventures. Existing investors include Breyer Capital, Coatue Management, and Goodwater Capital, amongst others.[xvi]

**Acorns:** Founded in 2012, Acorns is a micro-investing app that enables users to set aside and invest spare change by linking their credit or debit card and a checking account. Acorns allows customers to automatically round up daily purchases to the nearest dollar and invest the spare change in a low-cost, diversified portfolio of exchange-traded funds. It also has a rewards program with select retailers called Found Money. The basic "spare change" service costs $1 per month. Users can also add IRA account services (Acorns Later) for a total of $2 per month for both features.[xvii] Acorns claims to have roughly 3.5 million customers with the average monthly investment between $50 to $60.[xviii] In May 2018, Acorns raised a $50 million fundraising round led by BlackRock.[xix]

**Robinhood:** Founded in 2013, the Robinhood mobile app allows individuals to invest in publicly traded companies and exchange-traded funds without paying a commission. In 2018, Robinhood began offering cryptocurrency trading. Robinhood Crypto gives users access to cryptocurrency market data and the ability to create price alerts for a total of 16 coins, as well as buy and sell six of those coins. Currently, this service is offered to customers in 19 U.S. states.[xx] The company generates revenue from interest earned on customers' cash balances and margin lending.[xxi] As of May 2018, the company claimed to have over 4 million users and had passed $150 billion in total transaction volume.[xxii] Robinhood has raised $539 million to date from investors including DST Global, Iconiq, Kleiner Perkins, Sequoia, and Capital G.[xxiii]

## EXECUTIVE TEAM



**Del Davaasambuu, Founder & Developer:** Prior to Coinseed, Del founded MyEtherShop and Tryclub. MyEtherShop allows users to make purchases from Amazon using Ethereum in order to improve the liquidity of Ethereum. Del studied physics at Meiji University in Japan.



**Sukhbat Lkhagvadorj, Founder & CFO:** While co-founding Coinseed, Sukhbat also works as a Data Analytics Consultant at DAS42. Before that, he was an Associate Analyst at NERA Economic Consulting. Sukhbat graduated from the Wesleyan University with a B.S. in Mathematics and Economics.

**SecurityType:** Crowd Note
**RoundSize:** Min: $25,000 Max: $107,000
**ValuationCap**: $5,000,000
**ConversionProvisions:** In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

## PRESS

**Bitcoin.com:** Coinseed Announces Crypto Cash Back Program
**Medium:** Is 2018 the year you finally take the plunge and invest in crypto?
**Chipin:** Coinseed – Simplifying Investments in Cryptocurrencies by Allowing Micro-Payments and Crowdsourced Portfolio Management

---

[i] https://investmentbank.com/crypto-growth/

[ii] https://www.coinschedule.com/stats.html

[iii] https://bitrazzi.com/top-5-cryptocurrency-exchanges/

[iv] https://coincheckup.com/global

[v] https://www.coinseed.co/cryptoback

[vi] https://bitrazzi.com/top-5-cryptocurrency-exchanges/

[vii] https://coincheckup.com/global

[viii] https://research.bloomberg.com/pub/res/d3h2iTlKWIa4FTLKGJsUn3mis5g

[ix] https://assets.kpmg.com/content/dam/kpmg/xx/pdf/2018/07/h1-2018-pulse-of-fintech.pdf

[x] https://www.circle.com/en/invest

[xi] https://support.invest.circle.com/hc/en-us/articles/360000204266-In-which-countries-are-you-available-

[xii] https://support.invest.circle.com/hc/en-us/articles/360000396566-What-digital-currencies-does-Circle-Invest-currently-support-

[xiii] https://support.crumbsapp.com/support/solutions/articles/43000031014-which-cryptocurrencies-are-available-in-crumbs-

[xiv] https://www.prnewswire.com/news-releases/metal-to-acquire-crumbs-technologies-inc-300656803.html

[xv] https://ask.stashinvest.com/ask/how-much-does-stash-cost/

[xvi] https://techcrunch.com/2018/02/12/simplified-investing-app-stash-raises-37-5-million-series-d-as-it-heads-into-banking/

[xvii] https://www.acorns.com/pricing/

[xviii] https://techcrunch.com/2018/05/29/acorns-hits-3-5-million-users-sees-100000-sign-ups-for-savings-product-in-its-first-month/

[xix] https://www.cnbc.com/2018/05/09/blackrock-is-developing-tools-to-spur-millennial-and-gen-z-investing.html

[xx] https://support.robinhood.com/hc/en-us/articles/360001284423

[xxi] https://www.nytimes.com/2017/02/18/business/robinhood-stock-trading-app.html

[xxii] https://techcrunch.com/2018/05/10/robinhood-rockets-to-a-5-6b-valuation-with-a-massive-new-funding-round/

[xxiii] https://techcrunch.com/2018/05/10/robinhood-rockets-to-a-5-6b-valuation-with-a-massive-new-funding-round/

**EXHIBIT C**
**Subscription Agreement**

*Subscription Agreement*

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Coinseed Inc.
1460 Broadway
New York, NY 10036

Ladies and Gentlemen:

The undersigned understands that Coinseed, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 3, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on February, 28, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

    **a)** The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

**b)** The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

**c)** The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

**d)** Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

*b) Information Concerning the Company.*

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

### c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

### d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| **If to the Company:** | 1460 Broadway<br>New York, NY 10036<br>Attention: Sukhbat Lkhagvadorj |
| **with a copy to:** | BEVILACQUA PLLC<br>1050 Connecticut Avenue, NW Suite 500<br>Washington, DC 20036 |
| **If to the Purchaser:** | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| PURCHASER (if an individual): |
|---|
| By_____<br>Name: |

| PURCHASER (if an entity): |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| Coinseed, Inc |
|---|
| By_____<br>Name:<br>Title: |

**EXHIBIT D**
**Crowd Note**

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

# Coinseed, Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Coinseed, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5,000,000 million

The "**Offering End Date**" is February, 28, 2019

**1. Definitions.**

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

      ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

          i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

          ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of

and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by New York residents to be performed entirely within the state of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in New York, New York unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the

prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

COINSEED INC.

By: /s/Sukhbat Lkhagvadori

Sukhbat Lkhagvadorj, CFO

**EXHIBIT E**
**Pitch Deck**



# Coinseed

Micro-investment and social trading platform for cryptocurrencies





# Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

All portfolio, trade, and investment information shown is hypothetical and used for illustration purposes only. No inference regarding any cryptocurrency should be made from this presentation.

Invest your spare change in cryptocurrencies

$0.74
-$10.26 Burger King
2018-06-20

$0.76
-$5.23 Uber
2018-06-18

9.09%

9.09%

9.09%

9.1%

9.09%

9.09%

9.09%

9.09%

9.09%

9.09%

9.09%

**Our fees:**

- $1 monthly fee
- 1% deposit fee
- Price spread - up to 1%



User Investments

$2,000,000
$1,500,000
$1,000,000
$500,000
0

12/15/2017
1/1/2018
2/1/1028
3/1/2018
4/1/2018
5/1/2018
6/1/2018
6/20/2018
8/27/2018
9/24/2018
10/23/2018

# Portfolio Trading Platform







All Coinseed users invest in crypto portfolios. The example above shows a user converting a portfolio that only consists of Bitcoin into a new portfolio of Bitcoin and Ethereum. In similar fashion, users can easily change their portfolios to be any combination of the 13 major coins on the platform.



User Trades

$ 8,000,000
$ 6,000,000
$ 4,000,000
$ 2,000,000
0

12/1/2017
1/1/2018
2/1/1028
3/1/2018
4/1/2018
5/1/2018
6/1/2018
6/20/2018
8/27/2018
9/23/2018
10/23/2018

# Additional Features



Play Mode
Play Mode Enabled
$10104.85
$10030.00
+74.85
+0.75%
Current Round-ups
$2.98 of 5
DEPOSIT OPTIONS
My Portfolio
$ 0.00%
$3000.00
29.69%
100.00%
$7104.85
70.31%
TO USD
REBALANCE
Currency
Price
24-h
Rewards
39 points | (100 points = $1)
Redeem after you have earned 500 or more points
Redeem
Cash Back
Shop with your favourite brands and get your cashback from Coinseed.
Give $5, get $5
Invite a friend to Coinseed. You will both get $5 once your friend made an investment with Coinseed.
Get rewarded
Every time someone uses your investment activities for trading, you will be rewarded.
Rewards
Rewards
39 points | (100 points = $1)
Redeem after you have earned 500 or more points
Redeem
Cash Back
Shop with your favourite brands and get your cashback from Coinseed.
Give $5, get $5
Invite a friend to Coinseed. You will both get $5 once your friend made an investment with Coinseed.
Get rewarded
Every time someone uses your investment activities for trading, you will be rewarded.
Rewards
FREE Tournament
Live
Past
50000 points
Starting in: 0d 21h 47m 32s
JOIN FREE (136 traders)
25000 points
Ending in: 0d 21h 47m 32s
JOIN FREE (179 traders)
1 navid hs +15.46% +$1546.07 Following
2 Nikola Lucic +7.54% +$754.09 Follow
3 David Martinez +5.93% +$593.11 Follow


## Currently Available:

- Play Money
- Simulation Trading
- Trading Tournaments
- Auto-rebalancing
- Cashback Program
- Social Feed

## In Development:

- More Rewards Features
- Hybrid Payment Platform

# Team

## Del Davaasambuu
### Founder & Developer



Studied Physics and Computer Science, Del has been the technical co-founder for two startups before and also runs myethershop.co (that lets you shop from Amazon with Ethereum) to improve the liquidity of Ethereum.

## Sukhbat Lkhagvadorj
### Co-founder & CFO



B.S. in Mathematics and Economics from Wesleyan University, Sukhbat held various positions on Wall Street working as a trader and an economic consultant. Later he joined a leading big data analytics startup DAS42 that has consulted clients such as Uber, Amazon and Snapchat.

**EXHIBIT F**
**Video Transcript**

**Script**

Interested in cryptocurrencies such as Bitcoin but don't know where to start?
Or you simply don't have the thousands of dollars to invest?

Coinseed's app lets you invest your spare change in cryptocurrency portfolios every time you swipe your debit or credit card.

Coinseed rounds up your everyday purchases to the nearest dollar and invests it into a portfolio of cryptocurrencies of your choosing. You can also receive cash backs on your purchases directly back into your Coinseed portfolio. We call this crypto back.

Your investment portfolio can be just Bitcoin or a diversified portfolio of 11 different cryptocurrencies. We are continuously adding more coins to the platform.

If you want to invest more, you can easily make one-time investments or just set up a recurring investment .

If you're not sure what to invest in, you won't be left on your own. In the Coinseed app, you can see what other people are investing in and mirror their portfolios to be your own!

If you're not ready to commit yet, you can try our simulated trading environment called Play Mode. In this mode, you can play with crypto investment using play money and hone your skills before investing your own money.

Join our growing community of crypto investors on Coinseed and let's invest together!